                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                             ____________________

                                  SCHEDULE TO
                                 (Rule 13e-4)
                             ____________________

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                             ____________________

                             PORTAL SOFTWARE, INC.
                      (Name of Subject Company (Issuer))
                             ____________________

                             PORTAL SOFTWARE, INC.
                       (Name of Filing Person (Offeror))
                             ____________________

     Certain Options to Purchase Common Stock, Par Value $0.001 Per Share,
              Having an Exercise Price Per Share of $5.00 or More
                        (Title of Class of Securities)
                             ____________________

                                  736126 10 3
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)
                             ____________________

                           Mitchell L. Gaynor, Esq.
                 Vice President, General Counsel and Secretary
                          Cupertino, California 95014
                                (408) 572-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copy to:
                            Timothy R. Curry, Esq.
                        Brobeck, Phleger & Harrison LLP
                             Two Embarcadero Place
                                2200 Geng Road
                          Palo Alto, California 94303
                                (650) 424-0160

                           CALCULATION OF FILING FEE

     Transaction valuation*                              Amount of filing fee
        $57,580,914.96                                        11,516.18

* The "transaction valuation" was calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 19,787,256 shares of common stock of Portal Software, Inc., having an aggregate value of $57,580,914.96 as of July 6, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


          Amount Previously Paid:  Not applicable.
                                 -----------------------------
          Form or Registration No.:  Not applicable.
                                   ---------------------------
          Filing Party:  Not applicable.
                       ---------------------------------------
          Date filed:  Not applicable.
                     -----------------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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  The filing of this Schedule TO shall not be construed as an admission by
Portal Software, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

ITEM 1. SUMMARY TERM SHEET.

  The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated July 9, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (a) The name of the issuer is Portal Software, Inc., a Delaware corporation (the "Company" or "Portal"), the address of its principal executive offices is 10200 S. De Anza Boulevard, Cupertino, California 95014, and its telephone number is (408) 572-2000. The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Portal") is incorporated herein by reference.

  (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options held by current employees to purchase shares of the Company's common stock, par value $.001 per share (the "common stock"), with an exercise price per share of $5.00 or more that are currently outstanding under the following stock option plans (the "Eligible Options") (all such plans are sometimes hereinafter referred to collectively as the "Option Plans"):

   (i) the 1999 Stock Incentive Plan, (as amended and restated ) (the "1999 Plan");
   (ii)   the 1995 Stock Option/Stock Issuance Plan (the "1995 Plan"); and
   (iii)  the 2000 Supplemental Stock Option Plan (the "2000 Plan")

for New Options (the "New Options") to be granted under the 1999 Plan (with respect to returned options originally granted under the 1999 Plan or 1995 Plan) or under our 2000 Plan (with respect to returned options originally granted under the 2000 Plan), to purchase shares of common stock, upon the terms and subject to the conditions described in the Offer to Exchange, the related Election Form attached hereto as Exhibit (a)(2) (the "Election Form") and the related Change of Election Form attached hereto as Exhibit (a)(3) (the "Change of Election Form") and, together with the Offer to Exchange and the Election Form, as they may be amended or supplemented from time to time, the "Offer"). The outstanding options granted under the 1995 Plan were assumed under the 1999 Plan.

  Each option holder who chooses to exchange any Eligible Options pursuant to the Offer will also be required to exchange all options granted to such option holder on or after February 4, 2001 regardless of exercise price (each, a "Required Option"). Each New Option will be exercisable for 75% of the number of shares for which the corresponding Eligible or Required Option for which it was exchanged was exercisable at the time such Option was accepted for exchange and cancelled (rounded down to the nearest whole share).

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  The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

  (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

  (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in
Schedule I to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Eligible Options Not Exchanged"), Section 4 ("Procedures for Exchanging Options"), Section 5 ("Withdrawal Rights"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 10 ("New Options will Differ from Eligible Options and Required Options"), Section 13 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 14 ("Legal Matters; Regulatory Approvals"), Section 15 ("Material U.S. Federal Income Tax Consequences"), Section 16 ("Extension of Offer; Termination; Amendment"), and
Section 19 ("Miscellaneous").

  (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

  (e) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

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  (b) The information set forth in the Offer to Exchange under Section 6
("Acceptance of Options for Exchange and Issuance of New Options") and Section 13 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

  (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

  (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

  (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

  (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a) Not applicable.


ITEM 10. FINANCIAL STATEMENTS.

  (a) The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Portal") and Section 18 ("Additional Information"), and on pages 43-67 of the Company's Annual Report on Form 10-K for its fiscal year ended January 31, 2001 and pages 3-11 of the Company's Quarterly Report on
Form 10-Q for its fiscal quarter ended April 30, 2001 is incorporated herein by reference.

  (b) Not applicable.

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ITEM 11. ADDITIONAL INFORMATION.

  (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (b) Not applicable.

ITEM 12. EXHIBITS.

(a)(1) Offer to Exchange, dated July 9, 2001.
(a)(2) Election Form.
(a)(3) Change of Election Form.
(a)(4) Email Announcement of Offer to Employees.
(a)(5) Slide Presentation for Employees: Stock Option Exchange Program.
(a)(6) Screen Shots of Online Web Tool for Stock Option Exchange Program.
(a)(7) Portal Software, Inc. Annual Report on Form 10-K for its fiscal year ended January 31, 2001, filed with the Securities and Exchange Commission (the "Commission") on April 23, 2001, is incorporated herein by reference.
(a)(8) Portal Software, Inc., Quarterly Report on Form 10-Q for the period ended April 30, 2001, filed with the Securities and Exchange Commission (the "Commission") on June 14, 2001, is incorporated herein by reference.
(a)(9)  Addendum for Employees in Australia.
(a)(10) Addendum for Employees in Brazil.
(a)(11) Addendum for Employees in Canada.
(a)(12) Addendum for Employees in France.
(a)(13) Addendum for Employees in Germany, Italy, Japan, Mexico, Spain and
        Taiwan.
(a)(14) Addendum for Employees in Hong Kong.
(a)(15) Addendum for Employees in Malaysia.
(a)(16) Addendum for Employees in the Netherlands.
(a)(17) Addendum for Employees in Singapore.
(a)(18) Addendum for Employees in the United Kingdom.
(b)     Not applicable.
(d)(1) Portal Software, Inc. 1999 Stock Incentive Plan (as amended and restated), Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed with Securities and Exchange Commission on March 14, 2000 is incorporated herein by reference.
(d)(2) Portal Software, Inc. 2000 Supplemental Stock Option Plan, Exhibit 99.1 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on March 2, 2001 is incorporated herein by reference.
(d)(3) Form of New Option Agreement pursuant to the Portal Software, Inc. 1999 Stock Incentive Plan.
(d)(4) Form of New Option Agreement pursuant to the Portal Software, Inc. 2000 Supplemental Stock Option Plan.

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(g)  Not applicable.
(h)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

 (a) Not applicable.


                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        PORTAL SOFTWARE, INC.

                                         /s/ MITCHELL L. GAYNOR
                                             ------------------
                                         Mitchell L. Gaynor
                              Vice President, General Counsel and Secretary

Date: July 9, 2001

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INDEX OF EXHIBITS

EXHIBIT NUMBER    DESCRIPTION
--------------    -----------
(a)  (1)          Offer to Exchange, dated July 9, 2001.
     (2)          Election Form.
     (3)          Change of Election Form.
     (4)          Email Announcement of Offer to Employees.
     (5)          Slide Presentation for Employees:
                  Stock Option Exchange Program.
     (6)          Screen Shots of Online Web Tool for Stock Option Exchange
                  Program
     (7)          Portal Software, Inc. Annual Report on Form 10-K for its
                  fiscal year ended January 31, 2001, filed with the Securities and Exchange Commission (the "Commission") on April 23, 2001,
                  is incorporated herein by reference.
     (8)          Portal Software, Inc., Quarterly Report on Form 10-Q for the
                  period ended April 30, 2001, filed with the Securities and
                  Exchange Commission (the "Commission") on June 14, 2001, is
                  incorporated herein by reference.
     (9)          Addendum for Employees in Australia.
     (10)         Addendum for Employees in Brazil.
     (11)         Addendum for Employees in Canada.
     (12)         Addendum for Employees in France.
     (13)         Addendum for Employees in Germany, Italy, Japan, Mexico, Spain
                  and Taiwan.
     (14)         Addendum for Employees in Hong Kong.
     (15)         Addendum for Employees in Malaysia.
     (16)         Addendum for Employees in the Netherlands.
     (17)         Addendum for Employees in Singapore.
     (18)         Addendum for Employees in the United Kingdom.
(d)  (1)          Portal Software, Inc. 1999 Stock Incentive Plan (as amended and restated), Exhibit 99.1 to the Company's Registration
                  Statement on Form S-8, filed with Securities and Exchange
                  Commission on March 14, 2000 is incorporated herein by reference.
     (2)          Portal Software, Inc. 2000 Supplemental Stock Option Plan,
                  Exhibit 99.1 to the Company's Registration Statement on Form
                  S-8, filed with the Securities and Exchange Commission on March 2, 2001 is incorporated herein by reference.

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     (3)          Form of New Option Agreement pursuant to the Portal Software,
                  Inc. 1999 Stock Incentive Plan.
     (4) Form of New Option Agreement pursuant to the Portal Software, Inc. 2000 Supplemental Stock Option Plan.

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